SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



NAME

DANIEL WAKSWASER

IN AMBEV FOR

15 YEARS

ROLE

MKT VP AMBEV (OCT/20)

EXPERIENCE

MKT, ZX, GLOBAL


BRAHMA
Chopp


DUPLO
MALTE
CERVEJA PURO MALTE



BRAHMA
Chopp
Colorado
APPIA
CERVEJA CLARA
WEISS
wäls
BRUT
750ml
CAMDEN
HELLS
LAGER
Tripel
16 79
Karmeliet
RAHM
DUPLO
Dois tipos de malte,
MALTE
CERVEJA PURO MALTE


BRANDS FOR EACH & EVERYONE
01
THIRST TO LEAD THE FUTURE
02
A TOAST TO THE SUCCESS OF OUR CUSTOMERS
03
EXPERIENCES THAT COME TO YOU
04
TOGETHER FOR A BETTER WORLD
05
ambev


BRANDS FOR EACH & EVERYONE
01
THIRST TO LEAD THE FUTURE
02
ambev
04
EXPERIENCES THAT COME TO YOU


ambev
04
EXPERIENCES THAT COME TO YOU

DRAFTLINE → MKT TRANSFORMATION OS


DTC COMPANIES
draftline
FMCG COMPANIES
DEEP CONSUMER UNDERSTANDING → DATA-DRIVEN CREATIVITY

WE WANT TO BUILD RELEVANT BRANDS WITH A CONSISTENT & CLEAR PURPOSE

relevant

self-centered


BRANDS FOR EACH & EVERYONE
01
THIRST TO LEAD THE FUTURE
02
ambev

MKT APPROACH

SCIENCE + ART +

CE INE

DISCIPLINE

AGENDA

SCIEN
CE

ART

DISCIPL
INE

1. PORTFOLIO REBALANCE → WHY & HOW
2. FROM CONSUMERS TO LOVERS → MIND, MOUTH & HEART
3. INNOVATION → KEEPING THE MOMENTUM

AGENDA

1. PORTFOLIO REBALANCE → WHY & HOW
2. FROM CONSUMERS TO LOVERS → MIND, MOUTH & HEART
3. INNOVATION → KEEPING THE MOMENTUM

THE CASE FOR REBALANCING THE PORTFOLIO

THERE ARE 3 COMPONENTS THAT SUGGEST THAT HAVING A BALANCED PORTFOLIO WILL BE CRUCIAL FOR THE FUTURE



SEGMENT WEIGHT → EVOLUTION
10%
2018
33%
2021

1
PREMIUMIZATION



THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION
LOW MATURITY
HIGH MATURITY
7
14
31
34
36
COLOMBIA
BRASIL
USA
CANADA
UK

2
FRAGMENTATION & DILUTION



HIGHER CONSUMER REPERTOIRE
BRANDS TO ACHIEVE 80% SHARE
BRANDS IN CONSUMER BASKET
PREMIUM BRANDS WITH SHARE > 0,5%
15
22
2017
2021
4,4
5,0
2017
2021
14
19
28
31

3
HIGHER CONSUMER REPERTOIRE

THE CASE FOR REBALANCING THE PORTFOLIO

THERE ARE 3 COMPONENTS THAT SUGGEST THAT HAVING A BALANCED PORTFOLIO WILL BE CRUCIAL FOR THE FUTURE


SEGMENT WEIGHT → EVOLUTION
2018

1
PREMIUMIZATION

THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION

2
FRAGMENTATION & DILLUTION

HIGHER CONSUMER REPERTOIRE

3
HIGHER CONSUMER REPERTOIRE

BEER SEGMENT WEIGHT → EVOLUTION



2018
1%
22%
61%
5%
10%
NAB
Value
Core
Core +
High End
2021
1%
17%
48%
18%
15%
NAB
Value
Core
Core +
High End

SOURCE: NIELSEN BRAZIL

BEER SEGMENT WEIGHT → EVOLUTION



15%
2018
Core +
High End
33%
2021
Core +
High End

SOURCE: NIELSEN BRAZIL

THE CASE FOR REBALANCING THE PORTFOLIO

THERE ARE 3 COMPONENTS THAT SUGGEST THAT HAVING A BALANCED PORTFOLIO WILL BE CRUCIAL FOR THE FUTURE

1
PREMIUMIZATION



THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION
LOW MATURITY
HIGH MATURITY
7
14
31
34
36
COLOMBIA
BRASIL
USA
CANADA
UK

2
FRAGMENTATION & DILUTION

3
HIGHER CONSUMER REPERTOIRE

THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION

MATURE MARKETS ARE MORE FRAGMENTED IN MARKET SHARE, AND MORE DILLUTED IN BRAND POWER



LOW MATURITY
HIGH MATURITY
Brands > 80% Share
Brand Power Top 3 Brands
46%
40%
18%
25%
21%
7
14
31
34
38
COLOMBIA
BRAZIL
USA
CANADA
UK

Source: Internal Data

THE CASE FOR REBALANCING THE PORTFOLIO

THERE ARE 3 COMPONENTS THAT SUGGEST THAT HAVING A BALANCED PORTFOLIO WILL BE CRUCIAL FOR THE FUTURE

SEGMENT WEIGHT → EVOLUTION

1
PREMIUMIZATION

THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION
LOW MATURITY
HIGH MATURITY

2
FRAGMENTATION & DILUTION


HIGHER CONSUMER REPERTOIRE
BRANDS TO ACHIEVE 80% SHARE
15
22
2017
2021
BRANDS IN CONSUMER BASKET
4,4
5,0
2017
2021
PREMIUM BRANDS WITH SHARE > 0,5%
14
19
28
31

3
HIGHER CONSUMER REPERTOIRE

HIGHER CONSUMER REPERTOIRE

BRANDS TO ACHIEVE 80% SHARE[1]



14
9
201
7
202
1

BRANDS IN CONSUMER BASKET[1]



5,0
4,4
201
7
202
1

PREMIUM BRANDS WITH SHARE > 0,5%[2]



31
28
19
14

1 – NIELSEN BRAZIL 2017-2021

2 – PLATO GLOBAL DATA

THE CASE FOR REBALANCING THE PORTFOLIO

THERE ARE 3 COMPONENTS THAT SUGGEST THAT HAVING A BALANCED PORTFOLIO WILL BE CRUCIAL FOR THE FUTURE



SEGMENT WEIGHT → EVOLUTION
2018
2021
18%
33%

1
PREMIUMIZATION



THE CASE FOR BRAND PORTFOLIO → FRAGMENTATION & DILUTION
LOW MATURITY
HIGH MATURITY
7
14
31
34
36
COLOMBIA
USA
CANADA
UK

2
FRAGMENTATION & DILUTION



HIGHER CONSUMER REPERTOIRE
BRANDS TO ACHIEVE 80% SHARE
BRANDS IN CONSUMER BASKET
PREMIUM BRANDS WITH SHARE > 0,5%
15
22
2017
2021
4,4
5,0
2017
2021
14
19
28
31

3
HIGHER CONSUMER REPERTOIRE

REBALANCING THE PORTFOLIO → HOW TO ALLOCATE RESOURCES?

THE “FALSE” DILEMMA

COMPANIES SOMETIMES GRAVITATE TOWARDS EXTREMITIES BETWEEN 1 STRONG BRAND AND A FRAGMENTED PORTFOLIO



***
FRAGMENTED PORTFOLIO
STRONG BETS, COMPLETE PORTFOLIO
1 FOCUS BRAND

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		
PREMIUM		
CORE +		
CORE		

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		CREATE THE FUTURE OF HIGH END
PREMIUM	LEAD THE PREMIUM TRADE UP	
CORE +	LEAD THE CORE AND CORE PLUS	REFERENCE IN THE CORE PLUS
CORE		

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		CREATE THE FUTURE OF HIGH END
PREMIUM	LEAD THE PREMIUM TRADE UP	
CORE +	BRAHMA DUPLO MALTE	REFERENCE IN THE CORE PLUS
CORE	BRAHMA	

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		CREATE THE FUTURE OF HIGH END
PREMIUM	LEAD THE PREMIUM TRADE UP	
CORE +	BRAHMA DUPLO MALTE	SPATEN MUNICH
CORE	BRAHMA	

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		CREATE THE FUTURE OF HIGH END
PREMIUM	Budweiser	
CORE +	BRAHMA DUPLO MALTE	SPATEN MUNICH
CORE	BRAHMA	

PORTFOLIO STRATEGY → CLEAR CAPTAINS PER MISSION

	BALANCED	STRIKING
SUPER PREMIUM		BECK'S
PREMIUM	Budweiser	
CORE +	BRAHMA DUPLO MALTE	SPATEN MUNICH
CORE	BRAHMA	

RESOURCE ALLOCATION

"Bs" → MAIN PRIORITIES

BRAHMA | BRAHMA DUPLO MALTE | SPATEN | Budweiser | BECK'S

SKOL | Colorado | PATAGONIA | STELLA ARTOIS | Corona Extra

COMPLEMENTARY PORTFOLIO → REGIONS, DEMOGRAPHIES, PACKS, CHANNELS

AGENDA

1. PORTFOLIO REBALANCE → WHY & HOW
2. FROM CONSUMERS TO LOVERS → MIND, MOUTH & HEART
3. INNOVATION → KEEPING THE MOMENTUM

LOVERS → MEASUREMENT

QUESTION: "HOW MUCH DO YOU LOVE THIS BRAND?"

SCALE

-3	-2	-1	0	+1	+2	+3
DETRACTORS			NEUTRAL			**LOVERS**

Source → Kantar Brand Guidance

AMBEV LOVERS EVOLUTION

(MILLIONS OF LOVERS – BRAZIL BEER + NAB)


74,4
73,7
71,2
69,5
65,8
66,3
68,0
2015
2016
2017
2018
2019
2020
2021

Source → Kantar Brand Guidance

AMBEV VOLUME EVOLUTION

(MILLIONS OF HECTOLITERS - BRAZIL BEER + NAB)



114
106
106
101
106
112
119
2015
2016
2017
2018
2019
2020
2021

Source → Internal Volumes

MIND

MOUTH

HEART


MIND
being relevant


MOUTH
delighting tastes


HEART
having a purpose


MIND
being
relevant


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IT'S GETTING HARDER & HARDER TO INTERRUPT





300x

2.600x

4h50m

1bi

SOURCE: RESEARCH TECMARK - 2019


WE LIVE IN THE ERA OF ENTERTAINMENT


STELLA ARTOIS
FORA DA ROTA
PRIMEIRA TEMPORADA
CIRCUITO
BRAHMA
LIVE
É COISA NOSSA
O PRÓXIMO Nº1
VILLAMIX
SEGUNDA TEMPORADA
ILHADOS
COM BEATS
NBA
Budweiser
Emissora Oficial da NBA
FUSION
CAPUDO
CUP
ZÉ NETO & CRISTIANO
ALÔ AMBEV
ZÉ NETO & CRISTIANO
ARENA
BRAHMA
CORONA
PARADISE



Budweiser
NO MAIOR TELÃO DA AMÉRICA LATINA
BUD TÁ TRAZENDO A MÚSICA DE VOCÊ PRO PALCO.
Budweiser
SUPERBÃO
BRAHMA
BRAHMA
CANDINHO
NOSSA HISTÓRIA VIVA
#BRAHMAVASCO
A BOA É FORTALECER
BOHEMIA
APRESENTA
VILA SÃO JOÃO
BOHEMIA
PURO MALTE
LEVEZA COM O MESMO SABOR DE
STELLA ARTOIS
BRAHMA
FINAL DA COPA DO BRASIL
Michelob ULTRA
NOVO GREEN VALLEY
BECK'S
ELECTRIC FOREST
DESAFIO
EUROLAMPIONS
BRAHMA
Corona
APRESENTA
ROTAS DO CERRADO
#THISISLIVING
RESENHA PAGODEIRA
PODCAST
HIT ESTOURADO
SKOL FORRÓ
Piquenique
STELLA ARTOIS
sem glúten
ÀS VEZES NEM A GENTE CONSEGUE CONTER TANTA
BRAHMOSIDADE
STELLA ARTOIS


MOUTH
delighting tastes

BEER LANDSCAPE HAS EVOLVED MASSIVELY

CONSUMERS ARE LOOKING MORE AND MORE FOR HIGH QUALITY CODES & EXPANDING THEIR REPERTOIRE


BITTERNESS (IBU)
21
19
17
15
13
11
9
7
5
2010
2020
BODY
2,9
2,7
2,5
2,3
2,1
1,9
1,7
1,5
2010
2020
COLOR
9,0
8,5
8,0
7,5
7,0
6,5
6,0
5,5
5,0
4,5
4,0
2010
2020
PRICE INDEX
185
165
145
125
105
85
65
2010
2020

SOURCE: INTERNAL DATA

> 200mi
Potential
Tastes

CONSUMER TRENDS KEEP CHANGING AND REQUIRE CONSTANT INNOVATION


54%

Pop. 18+ that doesn't drink alcohol[1]


73%

People that are looking for a healthier lifestyle[1]


75%

People willing to pay more for a sustainable product[2]

1 – IPEC (INTELIGÊNCIA EM PESQUISA E CONSULTORIA)
2 – BAIN CO. PROJECTION – 10YP


HEART
having a purpose

PURPOSE > CATEGORY


airbnb
CREATE A WORLD IN WHICH EVERYONE CAN BELONG


Red Bull
GIVE WINGS TO PEOPLE AND IDEAS
Red Bull


LEGO
INSPIRE THE BUILDERS OF TOMORROW



12
ARCHETYPES
CAREGIVER
(service)
RULER
(control)
HERO
(mastery)
MAGICIAN
(power)
OUTLAW
(liberation)
EXPLORER
(freedom)
SAGE
(wisdom)
INNOCENT
(safety)
EVERYMEN
(belonging)
JESTER
(enjoyment)
LOVER
(intimacy)
CREATOR
(innovation)


LEGO
12
ARCHETYPES
CAREGIVER
(service)
RULER
(control)
HERO
(mastery)
MAGICIAN
(power)
Red Bull
OUTLAW
(liberation)
EXPLORER
(freedom)
SAGE
(wisdom)
INNOCENT
(safety)
airbnb
EVERYMEN
(belonging)
JESTER
(enjoyment)
LOVER
(intimacy)
CREATOR
(innovation)


12
ARCHETYPES
CAREGIVER
(service)
RULER
(control)
HERO
(mastery)
MAGICIAN
(power)
OUTLAW
(liberation)
EXPLORER
(freedom)
SAGE
(wisdom)
INNOCENT
(safety)
EVERYMEN
(belonging)
JESTER
(enjoyment)
LOVER
(intimacy)
CREATOR
(innovation)

BRAHMA


UNITE BRAZILIANS THROUGH OUR PASSIONS
BRAHMA


CAREGIVER
(service)
RULER
(control)
HERO
(mastery)
MAGICIAN
(power)
OUTLAW
(liberation)
EXPLORER
(freedom)
SAGE
(wisdom)
INNOCENT
(safety)
EVERYMEN
(belonging)
JESTER
(enjoyment)
LOVER
(intimacy)
CREATOR
(innovation)
12
ARCHETYPES


EMPOWER YOUNGSTERS TO REACH THEIR DREAMS
GRL PWR
Budweiser


12 ARCHETYPES
CAREGIVER (service)
RULER (control)
HERO (mastery)
MAGICIAN (power)
OUTLAW (liberation)
EXPLORER (freedom)
SAGE (wisdom)
INNOCENT (safety)
EVERYMEN (belonging)
JESTER (enjoyment)
LOVER (intimacy)
CREATOR (innovation)
BECK'S


UNLOCK PEOPLE FROM CONFORMITY
BECK'S


12
ARCHETYPES
CAREGIVER (service)
RULER (control)
HERO (mastery)
MAGICIAN (power)
OUTLAW (liberation)
EXPLORER (freedom)
SAGE (wisdom)
INNOCENT (safety)
EVERYMEN (belonging)
JESTER (enjoyment)
LOVER (intimacy)
CREATOR (innovation)
SPATEN
MUNICH
Budweiser
BEATS
BECK'S
BOHEMIA
Corona
BRAHMA
SKOL
STELLA ARTOIS


MIND
being relevant
MOUTH
delighting tastes
HEART
having a purpose

	MIND	MOUTH	HEART
BRAHMA			
SPATEN MUNICH			
Budweiser			
BECK'S			

	MIND	MOUTH	HEART
BRAHMA	THE N1 → LEAD THE CORE AND CORE PLUS		
SPATEN MUNICH			
Budweiser			
BECK'S			


CERVEJARIA BRAHMA
BRAHMA
Chopp
CERVEJA LAGER
CERVEJARIA BRAHMA
BRAHMA
DUPLO
MALTE
CERVEJA PURO MALTE
BRAHMA
DUPLO MALTE
CERVEJARIA BRAHMA
DUPLO
Dois tipos de malte
MALTE
CERVEJA PURO MALTE
Chopp
BRAHMA

BRAHMA

BRAHMA → #1 IN HIGH QUALITY (CORE & CORE PLUS)


45%
DUPLO
MALTE
40%
COMPETITOR
32%
BOHEMIA
28%
Chopp
24%
SKOL
20%
ANTARTICA

Source: Brand Guidance Kantar

BRAHMA → CONSISTENCY TO BUILD A FLAGSHIP BRAND


BRAHMOSIDADE
A Cremosidade QUE SÓ A BRAHMA TEM

BRAHMOSIDADE → FULL PORTFOLIO


BRAHMA
DUPLO MALTE
CABELO
Cremoso
por ARIEL, REI DO BLINDADO.

POP CULTURE & PASSION POINTS


BRAHMA
DUPLO
MALTE

INNOVATION PLATFORM → CREAMINESS

	MIND	MOUTH	HEART
BRAHMA	BRAHMA MASTERBRAND	"CREAMINESS"	SOCCER, CARNIVAL & SRTNJ
SPATEN MUNICH			
Budweiser			
BECK'S			

	MIND	MOUTH	HEART
BRAHMA			
SPATEN MUNICH	BEER AUTHORITY → BE THE REFERENCE IN THE CORE PLUS		
Budweiser			
BECK'S			

LISTENING TO CONSUMERS → PURE MALT FRAMEWORK


QUALITY
NOVELTY
SOPHISTICATION

SPATEN HAS OUTPERFORMED ALL OUR PURE MALT METRICS

CONSUMERS ARE SEARCHING FOR QUALITY, NOVELTY & SOPHISTICATION, AND SPATEN HAS BEATEN ALL BRANDS IN THESE KPIs


91%
QUALITY
(BENCH= 62%)
(BENCH= 46%)
63%
NOVELTY
78%
SOPHISTICATION
(BENCH= 46%)
SEIT
1397
SPATEN
MUNICH
CERVEJA
PURO MALTE
CERVEJA PURO MALTE

SOURCE → INNO TRACK



SPATEN
SEIT 1397
SPATEN
MUNICH
CERVEJA
PURO MALTE

BRAND	FOUNDATION	ABV	BEER STYLE
SPATEN	**1397**	**5,2%**	**MUNICH HELLES**
COMPETITORS	1850s – 2000s	4,6%	AMERICAN LAGER

LASTING QUALITY + STRONG & EASY-DRINKING + PIONEERING SPIRIT

= BEER AUTHORITY


MUNICH
HELLES
SEIT 1397
SEIT
1397
SPATEN
MUNICH
CERVEJA
PURO MALTE
350ml
CERVEJA PURO MALTE




SPATEN



PREMIUM CUES

PROPRIETARY GLASSWARE

SPATEN GARTEN

CARS

	MIND	MOUTH	HEART
BRAHMA	BRAHMA MASTERBRAND	"CREAMINESS"	SOCCER, CARNIVAL & SRTNJ
SPATEN MUNICH	BEER AUTHORITY	STRONG & EASY-DRINKING	PREMIUM CUES
Budweiser			
BECK'S			

	MIND	MOUTH	HEART
BRAHMA			
SPATEN MUNICH			
Budweiser	INTERNATIONAL SMOOTH PREMIUM → LEAD THE TRADE UP TO PREMIUM		
BECK'S			


6.8
6.6
6.3
6.1
6.0
5.8
5.3
#1 BLIND TEST
7.7
7.3
7.1
7.0
6.6
6.2
5.2
#1 BRANDED TEST
Source: Ipsos Global Category Landscape

BUDWEISER MOUTH → INNOVATION & UNIQUE SPACE


SMOOTH
&
PREMIUM

PRODUCT CAMPAIGN


BUD
ZERO
Budweiser
ZERO
0,0% ALC./VOL.
69 CALORIAS

INNOVATION TO LEAD ZERO


BUD
NITRO

DRAFT SMOOTHNESS


BUD
TOMORR
OW

INNOVATION PLATFORM

BUDWEISER → BRAND EQUITY X-RAY

BUD IS BRAZIL'S #2 BRAND ON HEART & MOUTH, BUT STILL HAS A HUGE TOP OF MIND OPPORTUNITY



MIND
(AS MEASURED BY SALIENCE[1])
#2
#1
#3
#6
MOUTH
(AS MEASURED BY BLIND & BRAND PRODUCT TEST[1])
#2
#1
#3
HEART
(AS MEASURED BY LOVERS)
#2
#1
#3

SOURCE → KANTAR BRAND GUIDANCE – BRAZIL, FY 2021

BUDWEISER MIND & HEART → SALIENCE & CONSISTENCY


BUD
MUSIC

LOLLAPALOOZA, INTERNATIONAL CONCERTS
& SOBE JUNTO REALITY


NBA

OFFICIAL BROADCASTER, PUBLISHER MINDSET & SPECIAL SKU FOR FINALS


FWC
BUY | SCAN | ENTER
SCAN QR CODE ON BOTTLE & ENTER FOR A CHANCE TO WIN ULTIMATE QATAR FIFA WORLD CUP EXPERIENCES AND OTHER AMAZING PRIZES!

GLOBAL CAMPAIGN, EXPERIENTIAL, BUDX DOHA, SPECIAL PACK, TICKET PROMOTION


MAROON 5


METALLICA


MILEY CYRUS


HARRY STYLES


JUSTIN BIEBER


A$AP ROCKY


BUD HOTEL


BUDWEISER ISLAND
Just in front of spectacular Doha Skyline.
Dream experience for VIP guests, influencers and media.


BUDWEISER OASIS
Middle East experience for VIP guests, influencers and media.


BUD CLUB
WIP
TV STUDIO
INTERACTIVE DIGITAL ART INSTALLATION
BAR
VIP SEATING
DJ STAGE
INTERACTIVE DIGITAL ART INSTALLATION
K BOOTH
Budweiser

	MIND	MOUTH	HEART
BRAHMA	BRAHMA MASTERBRAND	"CREAMINESS"	SOCCER, CARNIVAL & SRTNJ
SPATEN MUNICH	BEER AUTHORITY	STRONG & EASY-DRINKING	PREMIUM CUES
Budweiser	INTERNATIONAL ICON	SMOOTH PREMIUM	MUSIC, NBA & WORLD CUP
BECK'S			

	MIND	MOUTH	HEART
BRAHMA			
SPATEN MUNICH			
Budweiser			
BECK'S			

CREATE THE FUTURE OF HIGH END → UNLOCK BITTERNESS

BECK'S → THE MOST ASPIRATIONAL HIGH-END BRAND


O AMARGO
DESPERTA
BECK'S

BITTERNESS → IBU 20


PRIMAVERA SOUND
SÃO PAULO
CREATED IN BARCELONA

FESTIVALS & ELETRONIC MUSIC


URBECK'S

URBAN EXPLORERS → AWAKEN THE CITY


REFERENCE BERLIN
BECK'S

BECK'S ALREADY SITS AMONGST THE TOP BRANDS ON KEY ATTRIBUTES

ATTRIBUTES ARE A CRUCIAL PART OF BUILDING BRAND EQUITY → THEY ARE WHAT CONSUMERS ASSOCIATE OUR BRANDS WITH



HIGH QUALITY
(+8X VS. AVERAGE)


new

IN VOGUE
(+7X VS. AVERAGE)



STRIKING FLAVOR
(+5X VS. AVERAGE)

SOURCE: BIP ATTRIBUTES BRAND GUIDANCE FY 2021

3 YEARS POST LAUNCH → BECK'S vs HE BRANDS

BECK'S HAS THE HIGHEST INITIAL VOLUME CURVE 3Y AFTER LAUNCH AMONGST COMPETITIVE SET


BRAND 1
BRAND 2
BRAND 3
YEAR 1
YEAR 2
YEAR 3

Source → Internal Data & Nielsen

	MIND	MOUTH	HEART
BRAHMA	BRAHMA MASTERBRAND	"CREAMINESS"	SOCCER, CARNIVAL & SRTNJ
SPATEN MUNICH	BEER AUTHORITY	STRONG & EASY-DRINKING	PREMIUM CUES
Budweiser	INTERNATIONAL ICON	SMOOTH PREMIUM	MUSIC, NBA & WORLD CUP
BECK'S	UNLOCKING TOMORROW	UNLOCKING BITTERNESS	HYPE UNDERGROUND

	MIND	MOUTH	HEART
BRAHMA	BRAHMA MASTERBRAND	"CREAMINESS"	SOCCER, CARNIVAL & SRTNJ
SPATEN MUNICH	BEER AUTHORITY	STRONG & EASY-DRINKING	PREMIUM CUES
Budweiser	INTERNATIONAL ICON	SMOOTH PREMIUM	MUSIC, NBA & WORLD CUP
BECK'S	UNLOCKING TOMORROW	UNLOCKING BITTERNESS	HYPE UNDERGROUND

AGENDA

1. PORTFOLIO REBALANCE → WHY & HOW
2. FROM CONSUMERS TO LOVERS → MIND, MOUTH & HEART
3. INNOVATION → KEEPING THE MOMENTUM

INNOVATION → CONSISTENT RESULTS OVER THE LAST 3 YEARS

INNO / AMBEV NR

X → 3,8X


3,8X
20 %
x
2018
2019
2020
2021

INNO MKT SHARE

X → 2,5X


2,5X
AVERAGE SHARE
x
2018
2019
2020
2021

INNO MARGIN

X → 1,2X


1,2X
x
ACCRETIVE
2018
2019
2020
2021

MONTHS TO LAUNCH

-44%


4,8
4,2
3,2
3,0
2,7
2,7
2,7
2,7
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov

INNOVATIONS (2021)

+65 LAUNCHES


SPATEN
Corona Extra
Budweiser
DUPLO MALTE
Polar

THE INNOVATION PLAYBOOK → PROCESS & DISCIPLINE



UNCERTAINTY
NEW TO BIG
BIG TO BIGGER
PRE SEED
SEED
LAUNCH
GROW
SCALE
VENTURES FUNDING
SALES & MARKETING FUNDING



"I skate to where the puck is going to be, not where it has been."
-- Wayne Gretzky

INNOVATION → GROWTH OPPORTUNITY AREAS (GOAs)

GOA	PRODUCT PIPELINE (2019-2021)
HEALTH & WELLNESS	
PREMIUMNIZE & EXPERIENCE	
OCCASIONS OF THE FUTURE	
PURPOSE & POSITIVE IMPACT	
AFFORDABILITY	

MKT APPROACH

SCIENCE + ART +

CE INE

DISCIPLINE

KEY TAKEAWAYS

1. WIDE PORTFOLIO → BIG BETS + COMPLEMENTARY BRANDS

SCIENCE

ART

DISCIPLINE

2. BUILDING BRANDS FOR FANS → MIND, MOUTH & HEART
3. INNOVATION METHODOLOGY → KEEP THE MOMENTUM & DISRUPT THE FUTURE

INVESTOR DAY

ambev 2022